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                                 Exhibit (a)(11)

                             [TO BE SENT BY E-MAIL]

                                 ANADIGICS, INC.
                  OFFER TO EXCHANGE OUTSTANDING OPTIONS HAVING
              AN EXERCISE PRICE OF MORE THAN $10.00 FOR NEW OPTIONS

                                   SUPPLEMENT

         On July 3, 2003, we offered to optionees the opportunity to exchange certain outstanding stock options having an exercise price of more than $10.00 per share for new options that we will grant to purchase shares of our common stock. On that same day, we filed the offering documents with the Securities and Exchange Commission. Following the review of the offering documents by the SEC, which review was anticipated, the SEC requested that we make certain changes to the offering materials to clarify certain statements that we made. Those changes are set forth in this Supplement.

         This document supplements the offering materials sent to all optionees on or about July 7, 2003. To comply with applicable disclosure requirements, we wish to advise you as follows:

         1. Section 6 of the Offer to Exchange is replaced in its entirety with the following:

6. CONDITIONS OF THE OFFER.

         We will not be required to accept any options returned to us, and we may terminate or amend the offer, or postpone our acceptance and cancellation of any options returned to us, in each case, subject to Rule 13e-4(f)(5) under the Securities Exchange Act, if at any time on or after July 3, 2003 and before the expiration date, we determine that any of the following events has occurred:

         o any action or proceeding by any government agency, authority or tribunal or any other person, domestic or foreign, is threatened in writing to the Company or its counsel, or pending before any court, authority, agency or tribunal that challenges the making of the offer, the acquisition of some or all of the returned options, the issuance of new options, or otherwise relates to the offer or that, in our reasonable judgment, would materially and adversely affect our business, condition (financial or other), income, operations or prospects or materially impairs the benefits we believe we will receive from the offer;

         o any action is threatened in writing to the Company or its counsel, pending or taken, or any approval is withheld, by any court or any authority, agency or tribunal that, in our reasonable judgment, would:

            o make it illegal for us to accept some or all of the eligible options or to issue some or all of the new options or otherwise restrict or prohibit consummation of the offer;

            o delay or restrict our ability, or render us unable, to accept the eligible options for exchange and cancellation or to issue new options for some or all of the exchanged eligible options;

            o materially impair the benefits we believe we will receive from the offer; or

            o materially and adversely affect our business, condition (financial or other), income, operations or prospects;

         o  there is:

            o any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;

            o the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States, whether or not mandatory; or

            o the decline of the Dow Jones Industrial Average, the NASDAQ National Market or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured during any time period after the close of business on July 3, 2003;

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         o  another person publicly makes or proposes a tender or exchange offer for some or all of our common stock, or an offer to merge with or acquire us, or we learn that:

            o any person, entity or "group," within the meaning of section 13(d)(3) of the Securities Exchange Act, has acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of our common stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of our common stock, other than any such person, entity or group that has filed a Schedule 13D or Schedule 13G with the SEC on or before July 3, 2003;

            o  any such person, entity or group that has filed a Schedule 13D or
               Schedule 13G with the SEC on or before July 3, 2003 has acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of our common stock; or

            o any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 indicating that it intends to acquire us or any of our assets or securities or otherwise shall have made a public announcement that it intends to acquire us or any of our assets or securities;

         o there shall have occurred any change in generally accepted accounting standards which would require us for financial reporting purposes to record compensation expense against our earnings in connection with the offer other than with respect to options granted to optionees who elect to participate in the exchange and who were granted options within the period beginning six months prior to commencement of the exchange period and concluding at least six months and one day following the date we cancel the options accepted for exchange.

         The conditions to the offer are for our benefit and must be satisfied or waived by us prior to the expiration date, other than conditions that are subject to applicable law. To the extent that we choose to waive any condition, we may do so in our discretion at any time and from time to time, before the expiration date, whether or not we waive any other condition to the offer. Our failure to exercise any of these rights is not a waiver of any of these rights. The waiver of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances. Any determination we make concerning the events described in this Section 6 will be final and binding upon everyone.

         This is the second time that we have offered employees the opportunity to receive new options in connection with the cancellation of existing options. In 2002, we offered certain optionees the right to cancel options with an exercise price of greater than $21.00 At that time, we stated: "As a company, we are philosophically committed to the concept of our optionees as owners, and in light of recent stock market conditions and the difficulties experienced generally in our industry, many of our outstanding options have exercise prices that are significantly higher than the current market price of our common stock. We believe that these options are unlikely to be exercised in the foreseeable future. We felt it appropriate to offer this exchange program, which, together with our regular annual grant process, will help us advance our philosophy." We reiterate those views today.

         In the first and second bullet points in this Section 6, we reference the benefits that we believe we will receive from this offer to exchange. We believe that those benefits are a continued positive relationship with our employees and a reduction in the percentage relationship between the number of shares covered by outstanding options and the total number of our outstanding shares. We believe that the reduction in the number of options will benefit our capital structure by decreasing the number of shares that are immediately issuable and provide us with greater flexibility in the future with regard to potential capital raising opportunities.

ANADIGICS, Inc.
July 10, 2003

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